

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Yongtao Luo
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road
Futian District, Shenzhen, Guangdong, 518000
The People's Republic of China

> **Re: OneConnect Financial Technology Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 25, 2023**
> **File No. 001-39147**

Dear Yongtao Luo:

We have reviewed your August 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 184

1. We note your response to comment 2 that one of your directors held a leadership position at a SOE 15 years ago. Please identify this director and SOE, as well as expand upon any roles held by this director or any directors at any SOE. In this regard we note that Dr. Zhang established the Shenzhen branch of SPD Bank and served as president of the branch until May 2015, approximately eight years ago. Please also clarify whether the individual referred to in your response or any director has any other involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with CCP.

       Please contact Jimmy McNamara at 202-551-3783 or Christopher Dunham at 202-551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shuang Zhao